UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GATEWAY INDUSTRIES, INC.
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   3679595105
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 1996
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 367595105                                            Page 2 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    827,716(1)

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             22.97%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------------------

(1)  See Item 5.


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                                                               Page 3 of 9 Pages


Item 1.        Security and Issuer.

               This statement on Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of Gateway Industries, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 101-01 Foster Avenue, Brooklyn, New York 11236. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report recent acquisitions of Shares for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"), as a result of which the Reporting Person may be deemed the beneficial owner of more than 5% of the outstanding Shares.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Shares held for the account of Quota, which has granted investment discretion to SFM pursuant to an investment advisory contract.

               SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment advisor to several foreign investment companies (the "SFM Clients"), including Quota. Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM's contracts with SFM Clients generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

               Pursuant to regulations promulgated under Section 13(d) of the Act, and notwithstanding that none of the Reporting Person, SFM or Quota currently exercises voting or dispositive power over the securities of the Issuer held for the account of Quota, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the securities of the Issuer held for the account of Quota, as a result of the contractual authority of SFM to acquire voting and dispositive power with regard to the securities of the Issuer held for the account of Quota.

               During the past five years, none of the Reporting Person, Quota and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                               Page 4 of 9 Pages



Item 3.        Source and Amount of Funds or Other Consideration.

               SFM, on behalf of Quota, has granted investment discretion over certain funds of Quota to Steel Partners Services, Ltd., a New York corporation ("Services"), pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The Shares reported herein as being held for the account of Quota were acquired at the direction of Services. Services has informed the Reporting Person that it expended an aggregate of approximately $1,750,500 of the funds it manages for Quota to purchase the Shares acquired for the account of Quota during the 60 days prior to the date hereof.

               The Shares held for the account of Quota may be held through margin accounts maintained with brokers, which extend margin credit to Quota as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for the account of Quota were acquired for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) As a consequence of SFM's ability to terminate the Services Contract with respect to all investments made for the account of Quota at the direction of Services, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by Services with respect to the Shares, notwithstanding that neither SFM nor Quota currently exercises voting or dispositive power over the Shares, the Reporting Person may be deemed to be the beneficial owner of 827,716 Shares (approximately 22.97% of the total number of outstanding Shares).

               The Reporting Person expressly disclaims membership in any group, within the meaning of Section 13(d)(3) of the Act. The Reporting Person also expressly disclaims beneficial ownership of any Shares not held for the account of Quota.

               (b) The power to direct the voting and disposition of the Shares held for the account of Quota currently is vested in Services pursuant to the Services Contract. SFM has the contractual authority on behalf of Quota to terminate the Services Contract and, as a result, the Reporting Person may be deemed to have the ability to acquire the voting and dispositive power held by Services with respect to the 827,716 Shares held for the account of Quota.

               (c) Services has informed the Reporting Person that on August 29, 1996 it acquired 778,000 Shares for the account of Quota pursuant to a rights offering of the Issuer (the "Rights Offering"). The Rights Offering entitled

                                                               Page 5 of 9 Pages


holders of record of each Share to transferable subscription rights to purchase three additional Shares at $2.25 per Share (the "Basic Subscription Privilege"). In addition, pursuant to the terms of the Rights Offering, holders who exercised their Basic Subscription Privilege were entitled to subscribe for additional unissued Shares remaining after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege (the "Oversubscription Privilege"). Services has informed the Reporting Person that of the 778,000 Shares acquired on August 29,1996 for the account of Quota, 149,148 were acquired pursuant to the Basic Subscription Privilege and 628,852 were acquired pursuant to the Oversubscription Privilege.

               Other than the transactions described above, there have been no transactions with respect to the Shares since July 11, 1996 (60 days prior to the date hereof) by Quota, the Reporting Person, or to the best of the Reporting Person's knowledge, any other person mentioned in Item 2.

               (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Quota in accordance with their ownership interests in Quota.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, the Reporting Person and/or Quota may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, Quota or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.


               (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                               Page 6 of 9 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 9, 1996                    GEORGE SOROS



                                            By: /S/ SEAN C. WARREN
                                                -----------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact

                                                               Page 7 of 9 Pages


                                     ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K. H. Bessent
                            Walter Burlock
                            Stanley Druckenmiller
                            Jeffrey L. Feinberg
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            David N. Kowitz
                            Elizabeth Larson
                            Alexander C. McAree
                            Paul McNulty
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Filiberto H. Verticelli
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                               Page 8 of 9 Pages



                                INDEX OF EXHIBITS

EXHIBIT                                                                 PAGE

    A       Power of Attorney dated April 16, 1996 granted by
            Mr. George Soros in favor of Mr. Sean C. Warren.              9